EXHIBIT 99.1

August 11, 2020

Avino Reports Q2 2020 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company") released today its consolidated financial results for the Company’s second quarter ended June 30, 2020. The Financial Statements and Management’s Discussion and Analysis (MD&A) can be viewed on the Company’s web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

David Wolfin, President and CEO commented, “Similar to many other mining companies, Avino’s financial performance for the second quarter was impacted by the temporary mine shutdown due to Covid-19, which in turn resulted in decreased production.

At the beginning of June, the Company announced a phased ramp-up of operational activities and a production restart.As we head into the second half of the year, our plans to commence the 2020 exploration program, as well as connect the underground levels at the Avino Mine to allow for a higher haulage rate to surface for processing, have been put on hold with the current strike action.

I would like to thank our employees globally for their dedication and commitment to safety during these challenging times. The health and wellness of all of our employees and stakeholders continues to be imperative along with protecting our shareholder’s interests.”

Second Quarter 2020 Financial Highlights

•	Revenues from mining operations of $4.8 million, down 38% from Q2 2019
•	Mine operating income of $0.8 million, up 166% from Q2 2019
•	Loss before interest, taxes, depreciation, and amortization (“EBITDA”)[2] of $0.8 million
•	Adjusted EBITDA[2] of $2.0 million
•	Net loss from continuing operations of $1.1 million, or $0.01 per share
•	Consolidated cash costs[2] of $10.92 per silver equivalent payable ounce[1]
•	Consolidated all-in sustaining cash cost (“AISC”)[2] of $16.37 per silver payable equivalent ounce[1]
•	Working capital of $13.8 million
•	Reduction in term facility and equipment debt by $2.2 million since December 31, 2019

1. In Q2, 2020, AgEq was calculated using metals prices of $16.38 oz Ag, $1,707 oz Au and $2.45 lb Cu. In Q2, 2019, AgEq was calculated using metals prices of $14.88 oz Ag, $1,309 oz Au and $2.77 lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Avino Silver & Gold Mines Ltd. – August 11, 2020

Avino Reports Q2 2020 Financial Results

HIGHLIGHTS (Expressed in 000’s of US$)	Second Quarter 2020	Second Quarter 2019	Change	YTD 2020	YTD 2019	Change
Financial
Revenues	$4,840	$7,813	-38%	$11,956	$14,524	-18%
Mine operating income	$787	$296	166%	$1,630	$352	363%
Net loss from continuing operations	$(1,111)	$(125)	-789%	$(1,343)	$(664)	-102%
Net loss including discontinued operations	$(1,276)	$(166)	-669%	$(1,508)	$(776)	-94%
Cash	$10,386	$3,405	205%	$10,386	$3,405	205%
Working capital	$13,797	$8,665	59%	$13,797	$8,665	59%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$(797)	$609	-231%	$(425)	$658	-164%
Adjusted EBITDA[1]	$1,958	$350	458%	$2,349	$350	567%
Per Share Amounts
Loss per share from cont. operations – basic	$(0.01)	$-	-100%	$(0.02)	$(0.01)	-100%
Loss per share – basic	$(0.02)	$-	-100%	$(0.02)	$(0.01)	-100%
Cash Flow per share (YTD)[1] – basic	$-	$0.01	-100%	$-	$0.01	-100%

___________

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Costs and Capital Expenditures:

Capital expenditures for the first half of 2020 were $0.7 million compared to $4.9 million for the corresponding period in 2019, with the decrease due mostly to the timing of expenditures and a cautious approach regarding the current COVID-19 pandemic. We expect that this amount will increase later into 2020, as certain capital expenditures have been pushed into the latter half of the year, and potentially into 2021.

Operational Highlights and Overview

HIGHLIGHTS	Second Quarter	Second Quarter		YTD	YTD
(Expressed in US$)	2020	2019	Change	2020	2019	Change
Operating
Tonnes Milled	40,190	200,873	-80%	204,286	398,560	-49%
Silver Ounces Produced	50,581	246,129	-78%	317,299	514,528	-38%
Gold Ounces Produced	404	1,609	-75%	1,935	3,422	-43%
Copper Pounds Produced	459,767	1,136,113	-60%	2,267,939	2,198,815	3%
Silver Equivalent Ounces[1] Produced	158,286	599,493	-74%	842,230	1,214,512	-31%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[3]	322,886	618,894	-48%	897,953	1,141,521	-21%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$10.92	$10.89	-%	$10.22	$11.14	-8%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$16.37	$15.61	5%	$15.42	$15.89	-3%

____________

1. In Q2, 2020, AgEq was calculated using metals prices of $16.38 oz Ag, $1,707 oz Au and $2.45 lb Cu. In Q2, 2019, AgEq was calculated using metals prices of $14.88 oz Ag, $1,309 oz Au and $2.77 lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

As a result of the temporary shutdown due to COVID-19, all production results in Q2 2020 were lower than anticipated compared to Q2 2019. In addition, all production for the quarter came from the Avino Mine only. Silver equivalent production in Q2 2020 decreased by 56% compared to Q2 2019.Copper production decreased by 54%, with silver and gold production decreased by 52 and 50%, respectively. This was offset by higher than planned grades, as well as higher recovery rates as a result of the grade increase and metallurgical improvements.

Avino Silver & Gold Mines Ltd. – August 11, 2020

Avino Reports Q2 2020 Financial Results

Operational Overview

Consolidated Production Tables

Q2 2020
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	40,190	50,581	404	459,767	158,286
Historic Above Ground Stockpiles	-	-	-	-	-
Consolidated	40,190	50,581	404	459,767	158,286

YTD 2020
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	199,575	312,819	1,916	2,263,082	835,370
Historic Above Ground Stockpiles	4,711	4,481	19	4,857	6,860
Consolidated	204,286	317,299	1,935	2,267,939	842,230

Q2 2020
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	43	0.40	0.58	90%	79%	90%
Historic Above Ground Stockpiles	-	-	-	-	-	-
Consolidated	43	0.40	0.58	90%	79%	90%

YTD 2020
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	54	0.40	0.58	90%	75%	88%
Historic Above Ground Stockpiles	59	0.31	0.15	50%	41%	31%
Consolidated	54	0.40	0.57	89%	74%	87%

* In Q2, 2020, AgEq was calculated using metals prices of $16.94 oz Ag, $1,584 oz Au and $2.56 lb Cu. In Q2, 2019, AgEq was calculated using metals prices of $15.57 oz Ag, $1,304 oz Au and $2.82 lb Cu. Calculated figures may not add up due to rounding.

The Company continues to explore the potential of dry stack tailings as discussed earlier in the year as well as automation upgrades which are still planned and budgeted for. In addition, during the second quarter equipment was installed in Mill Circuit 4 to help boost metallurgical recovery on gold and to a lesser extent silver.

Exercise of Warrants

At the start of the third quarter, the Company received proceeds from the exercise of warrants. The Company will use the proceeds to execute on its operational plans.

Mine Update

Further to the company’s press release dated July 10, 2020, good-faith negotiations with representatives of the authorized union are ongoing and an update will be provided when further information is available.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, EBITDA and adjusted EBITDA, all of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Wednesday, August 12, 2020 at 8:00 am PDT (11:00 am EDT). Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here http://services.choruscall.ca/links/avino20200812.html or by dialing the following numbers five to ten minutes prior to the start time:

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

No passcode is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s web site later that day.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Avino’s VP Technical Services, who is a qualified person within the context of National Instrument 43-101 and has reviewed and approved the technical data in this document.

Avino Silver & Gold Mines Ltd. – August 11, 2020

Avino Reports Q2 2020 Financial Results

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, including, but are not limited to, the Company’s ability to meet its production guidance, expectations of All-In Sustaining Cash Cost (“AISC”), information on the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including silver equivalent ounces (AgEq oz) of production. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.